Exhibit 99.1

EHang Reports Second Quarter 2022 Unaudited Financial Results

- Total Revenues Up 152.5% QoQ

- High Quarterly Gross Margin of 67.1%

- Indicative Facilities of RMB1 Billion by Agricultural Bank of China Guangzhou Branch

- Increasing Deliveries in China and Orders/Pre-Orders in Asia

- Strategic Partnership with C.P. Group in Thailand

Guangzhou, China, August 18, 2022 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Financial and Operational Highlights for the Second Quarter 2022

•	Total revenues were RMB14.6 million (US$2.2 million), representing an increase of 152.5% from RMB5.8 million in the first quarter of 2022.

•	Gross margin was 67.1%, maintaining a high level with a further increase of 4.6 percentage points from 62.5% in the first quarter of 2022.

•	Operating loss was RMB74.3 million (US$11.1 million), compared with RMB63.8 million in the first quarter of 2022.

•	Adjusted operating loss[1] (non-GAAP) was RMB51.2 million (US$7.6 million), compared with RMB41.7 million in the first quarter of 2022.

•	Net loss was RMB73.9 million (US$11.0 million), compared with RMB68.8 million in the first quarter of 2022.

•	Adjusted net loss[2] (non-GAAP) was RMB50.8 million (US$7.6 million), compared with RMB40.9 million in the first quarter of 2022.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB240.7 million (US$35.9 million) as of June 30, 2022.

•	Sales and deliveries of EHang 216 AAVs were 8 units, representing an increase of 166.7% from 3 units in the first quarter of 2022.

•	Under the 100 Air Mobility Routes Initiative, more than 5,700 operational trial flights of EHang 216 have been conducted in practical scenarios at 11 operation spots in China to date.

Business Highlights for the Second Quarter 2022 and Recent Updates

•	EH216-S Type Certification Updates

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

The EH216-S Type Certification (“TC”) process has progressed into new phases following that the Civil Aviation Administration of China (“CAAC”) issued EHang with the first Special Conditions for TC of a human-carrying unmanned aircraft system specially for EH216-S in February 2022. The CAAC TC expert team and EHang have reached a consensus on the Project Specific Certification Plan, Certification Basis, and the Certification Plan, respectively.

On top of references to CCAR-23 and many other internationally recognized regulations and standards, and conventional aircraft configuration management and airworthiness experience, EHang certification team has made further innovative explorations on new topics related to unmanned aircraft system, such as unmanned system, data link and ground control system, and worked out 13 means of compliance applicable to EH216. We are continuing carrying out internal tests and planning the activities for the demonstration of compliance.

•	Partnership with Tianxingjian on Scenic Flight Project with Its Purchased EHang 216 AAVs at Aizhai Wonder Tourist Area in Jishou, Hunan, China

In June 2022, EHang received an initial purchase order for 5 units of EHang 216 AAVs from Tianxingjian Cultural Tourism Investment and Development LLC., an affiliated enterprise of the Jishou city government in China’s Hunan province, with deliveries for all 5 units completed. The two parties plan to develop a scenic flight project at the Aizhai Wonder Tourist Area in Jishou and have initiated trial flight operations at this newly-developed spot since the second quarter. Tianxingjian plans to purchase an additional 25 units of EHang 216 as the project progresses.

•	Strategic Partnership with Agricultural Bank of China Guangzhou Branch with Indicative Credit Facilities of RMB1 Billion for Long-Term Cooperation

In June 2022, EHang entered into a strategic partnership with the Guangzhou Branch of Agricultural Bank of China (“ABC”), one of the world’s 10 largest commercial banks. ABC Guangzhou Branch is expected to provide EHang with comprehensive banking services, including indicative credit facilities of RMB1 billion, to support EHang’s operations in China. This partnership with ABC Guangzhou Branch will offer tremendous support for the Company’s long-term sustainable business growth, including on R&D, manufacturing, and sales and operations.

•	Prestige Aviation’s Pre-Order for 100 Units of EHang 216 in Indonesia

In April 2022, EHang received a pre-order for 100 units of EHang 216 from Prestige Aviation, an Indonesian aviation company and a subsidiary of Prestige Corp. Prestige Aviation previously purchased one unit of EHang 216 from the Company with successful flight demonstrations conducted in Bali and Jakarta, Indonesia.

•	Strategic Partnership with C.P. Group to Introduce AAVs into Thailand

In May 2022, EHang formed a strategic partnership with Charoen Pokphand Group Co., Ltd. (“C.P. Group”), one of the largest conglomerates in Thailand, with an intent to establish a joint venture in Thailand for AAV sales and Urban Air Mobility (“UAM”) operations.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, said, “During the past quarter, we achieved excellent results from our efforts in actively adapting to the macro environment and gradually recovering from the continuous impact of the COVID-19 resurgence in China. Our unique and leading AAV products and solutions drove the increases in orders, pre-orders, deliveries and customers especially in domestic and Southeast Asia markets, bringing total revenues to an increase of up to 152.5% quarter-over-quarter and high quarterly gross margin of 67.1%. We are pleased to expand our strategic business and financial partners, such as C.P. Group in Thailand on AAV sales and UAM operations, and the Agricultural Bank of China Guangzhou Branch with RMB1 billion indicative credit facilities for long-term cooperation, which will further diversify our funding sources to propel our future growth.”

“More importantly, we are grateful for both the CAAC and our certification team’s efforts, professionalism, innovation spirit, and great support, that made our today’s certification progress and breakthrough possible, bringing us closer to the goal of the EH216-S type certification and a new era of urban air mobility.”

Financial Results for the Second Quarter 2022

Revenues

Total revenues were RMB14.6 million (US$2.2 million), up 152.5% from RMB5.8 million in the first quarter of 2022, primarily due to the increase in the sales volume of AAV products.

Costs of revenues

Costs of revenues were RMB4.8 million (US$0.7 million), up 121.0% from RMB2.2 million in the first quarter of 2022, primarily due to the increase in the sales volume of AAV products.

Gross profit

Gross profit was RMB9.8 million (US$1.5 million), up 171.4% from RMB3.6 million in the first quarter of 2022.

Gross margin was 67.1%, up 4.6 percentage points from 62.5% in the first quarter of 2022. The increase in gross margin was mainly attributed to changes in revenue mix.

Operating expenses

Total operating expenses were RMB86.5 million (US$12.9 million), compared with RMB68.2 million in the first quarter of 2022.

•	Sales and marketing expenses were RMB12.2 million (US$1.8 million), compared with RMB12.7 million in the first quarter of 2022.

•

General and administrative expenses were RMB39.6 million (US$5.9 million), compared with RMB23.5 million in the first quarter of 2022. The increase was mainly attributed to professional service fees mainly related to annual report filing and some other legal matters as well as additional provisions for accounts receivable in light of the impacts from the continuous COVID-19 epidemic and control measures in China.

•

Research and development expenses were RMB34.7 million (US$5.2 million), compared with RMB32.0 million in the first quarter of 2022. The increase was mainly attributed to the continuous development of new AAV models and the ongoing EHang 216 certification.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB63.4 million (US$9.5 million), compared with RMB46.1 million in the first quarter of 2022. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB7.7 million (US$1.2 million), RMB28.8 million (US$4.3 million) and RMB26.9 million (US$4.0 million) in the second quarter of 2022, respectively. The increase in adjusted operating expenses was primarily due to the same reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB74.3 million (US$11.1 million), compared with RMB63.8 million in the first quarter of 2022.

Adjusted operating loss (non-GAAP)4

Adjusted operating loss was RMB51.2 million (US$7.6 million), compared with RMB41.7 million in the first quarter of 2022.

Net loss

Net loss was RMB73.9 million (US$11.0 million), compared with RMB68.8 million in the first quarter of 2022.

Adjusted net loss (non-GAAP)5

Adjusted net loss was RMB50.8 million (US$7.6 million), compared with RMB40.9 million in the first quarter of 2022.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB50.4 million (US$7.5 million), compared with RMB40.7 million in the first quarter of 2022.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.64 (US$0.10). Adjusted basic and diluted net loss per ordinary share6 (non-GAAP) were both RMB0.44 (US$0.07).

Basic and diluted net loss per ADS were both RMB1.28 (US$0.20). Adjusted basic and diluted net loss per ADS7 (non-GAAP) were both RMB0.88 (US$0.14).

Balance Sheets

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[4]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[6]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[7]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” at the end of this press release.

•	The cash, cash equivalents, restricted cash and short-term investments balances were RMB240.7 million (US$35.9 million) as of June 30, 2022.

Business Outlook

We expect signs of business recovery in the second half year as we are actively adapting to the macro environment, continuing to move forward on EHang 216 certification, securing more product orders, and expanding our regional aerial media business in the Europe market. We remain confident in our growth potentials and long-term outlook given our core values and unique advantages.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially uncertainties and situations related to the certification process, COVID-19 epidemic and control measures, and global political and economic landscape.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Thursday, August 18, 2022, U.S. Eastern Time (8:00 PM on August 18, 2022, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration: https://register.vevent.com/register/BI95f54720a7714c048f45140812e61135

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EHang 216 Type Certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact:

ir@ehang.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	246,863	207,126	30,923
Restricted cash	160	—	—
Short-term investments	65,108	33,557	5,010
Accounts receivable, net	56,189	54,802	8,182
Inventories	78,075	79,229	11,829
Prepayments and other current assets	29,395	34,131	5,095
Amount due from a related party	1,360	—	—

Total current assets	477,150	408,845	61,039

Non-current assets:
Property and equipment, net	33,821	32,424	4,841
Operating lease right-of-use assets, net[8]	—	17,869	2,668
Intangible assets, net	745	960	143
Long-term loans receivable	15,208	1,840	275
Long-term investments	6,143	7,936	1,185
Other non-current assets	2,367	1,648	246

Total non-current assets	58,284	62,677	9,358

Total assets	535,434	471,522	70,397

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	10,000	19,794	2,955
Accounts payable	45,560	40,223	6,005
Contract liabilities	14,831	15,605	2,330
Current portion of long-term bank loans	3,000	13,885	2,073
Accrued expenses and other liabilities	61,851	71,270	10,640
Current portion of lease liabilities8	—	11,122	1,660
Deferred income	733	772	115
Deferred government subsidies	468	441	66
Income taxes payable	4	4	1

Total current liabilities	136,447	173,116	25,845

Non-current liabilities:
Long-term bank loans	17,000	4,615	689
Mandatorily redeemable non-controlling interests	40,000	40,000	5,972
Deferred tax liabilities	292	292	44
Unrecognized tax benefit	5,480	5,480	818
Lease liabilities8	—	8,294	1,238
Deferred income	2,169	1,901	284
Other non-current liabilities	—	1,347	201

Total non-current liabilities	64,941	61,929	9,246

Total liabilities	201,388	235,045	35,091

[8]	On January 1, 2022, the Company adopted ASC 842, the new lease standard, using the modified retrospective transition method and will not restate comparative periods.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Ordinary shares	75	75	11
Additional paid-in capital	1,459,374	1,493,071	222,910
Statutory reserves	1,191	1,191	178
Accumulated deficit	(1,122,153)	(1,264,367)	(188,765)
Accumulated other comprehensive (loss) income	(5,886)	5,444	813

Total EHang Holdings Limited shareholders’ equity	332,601	235,414	35,147
Non-controlling interests	1,445	1,063	159

Total shareholders’ equity	334,046	236,477	35,306

Total liabilities and shareholders’ equity	535,434	471,522	70,397

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	12,164	5,790	14,618	2,182	35,141	20,408	3,047
Costs of revenues	(3,897)	(2,174)	(4,805)	(717)	(12,348)	(6,979)	(1,042)

Gross profit	8,267	3,616	9,813	1,465	22,793	13,429	2,005
Operating expenses:
Sales and marketing expenses	(10,762)	(12,697)	(12,243)	(1,828)	(20,248)	(24,940)	(3,723)
General and administrative expenses	(42,809)	(23,510)	(39,563)	(5,907)	(88,868)	(63,073)	(9,417)
Research and development expenses	(31,769)	(32,001)	(34,727)	(5,185)	(59,623)	(66,728)	(9,962)

Total operating expenses	(85,340)	(68,208)	(86,533)	(12,920)	(168,739)	(154,741)	(23,102)
Other operating income	2,163	778	2,424	362	4,830	3,202	478

Operating loss	(74,910)	(63,814)	(74,296)	(11,093)	(141,116)	(138,110)	(20,619)
Other income (expense):
Interest and investment income	561	1,370	1,139	170	2,518	2,509	375
Interest expenses	(474)	(475)	(440)	(66)	(868)	(915)	(137)
Foreign exchange gain (loss)	38	(423)	(1,018)	(152)	(268)	(1,441)	(215)
Other non-operating (expenses) income, net	192	(5,489)	721	107	2,733	(4,768)	(712)

Total other income (expense)	317	(5,017)	402	59	4,115	(4,615)	(689)
Loss before income tax and income from equity method investment	(74,593)	(68,831)	(73,894)	(11,034)	(137,001)	(142,725)	(21,308)

Income tax benefits (expenses)	—	2	(1)	—	(117)	1	—

Loss before income from equity method investment	(74,593)	(68,829)	(73,895)	(11,034)	(137,118)	(142,724)	(21,308)
Income from equity method investment	—	13	30	4	—	43	6

Net loss	(74,593)	(68,816)	(73,865)	(11,030)	(137,118)	(142,681)	(21,302)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(74,593)	(68,816)	(73,865)	(11,030)	(137,118)	(142,681)	(21,302)
Net loss attributable to non-controlling interests	197	155	312	47	558	467	70

Net loss attributable to ordinary shareholders	(74,396)	(68,661)	(73,553)	(10,983)	(136,560)	(142,214)	(21,232)
Net loss per ordinary share:
Basic and diluted	(0.67)	(0.60)	(0.64)	(0.10)	(1.23)	(1.24)	(0.19)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	110,858	114,353	114,410	114,410	110,668	114,385	114,385
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.34)	(1.20)	(1.28)	(0.20)	(2.46)	(2.48)	(0.38)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	(5,884)	(1,114)	12,444	1,858	(1,553)	11,330	1,692
Realized gains on available-for-sale investments, net of nil tax	—	—	—	—	(1,729)	—	—

Total other comprehensive income (loss), net of tax	(5,884)	(1,114)	12,444	1,858	(3,282)	11,330	1,692
Comprehensive loss	(80,477)	(69,930)	(61,421)	(9,172)	(140,400)	(131,351)	(19,610)
Comprehensive loss attributable to non-controlling interests	197	155	312	47	558	467	70

Comprehensive loss attributable to ordinary shareholders	(80,280)	(69,775)	(61,109)	(9,125)	(139,842)	(130,884)	(19,540)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	8,267	3,616	9,813	1,465	22,793	13,429	2,005
Plus: Share-based compensation	—	—	—	—	—	—	—

Adjusted gross profit	8,267	3,616	9,813	1,465	22,793	13,429	2,005

Sales and marketing expenses	(10,762)	(12,697)	(12,243)	(1,828)	(20,248)	(24,940)	(3,723)
Plus: Share-based compensation	4,578	4,352	4,545	679	9,204	8,897	1,328

Adjusted sales and marketing expenses	(6,184)	(8,345)	(7,698)	(1,149)	(11,044)	(16,043)	(2,395)

General and administrative expenses	(42,809)	(23,510)	(39,563)	(5,907)	(88,868)	(63,073)	(9,417)
Plus: Share-based compensation	12,910	10,253	10,726	1,601	49,241	20,979	3,132

Adjusted general and administrative expenses	(29,899)	(13,257)	(28,837)	(4,306)	(39,627)	(42,094)	(6,285)

Research and development expenses	(31,769)	(32,001)	(34,727)	(5,185)	(59,623)	(66,728)	(9,962)
Plus: Share-based compensation	8,001	7,539	7,834	1,170	15,915	15,373	2,295

Adjusted research and development expenses	(23,768)	(24,462)	(26,893)	(4,015)	(43,708)	(51,355)	(7,667)

Operating expenses	(85,340)	(68,208)	(86,533)	(12,920)	(168,739)	(154,741)	(23,102)
Plus: Share-based compensation	25,489	22,144	23,105	3,450	74,360	45,249	6,755

Adjusted operating expenses	(59,851)	(46,064)	(63,428)	(9,470)	(94,379)	(109,492)	(16,347)

Operating loss	(74,910)	(63,814)	(74,296)	(11,093)	(141,116)	(138,110)	(20,619)
Plus: Share-based compensation	25,489	22,144	23,105	3,450	74,360	45,249	6,755

Adjusted operating loss	(49,421)	(41,670)	(51,191)	(7,643)	(66,756)	(92,861)	(13,864)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022		June 30, 2021	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(74,593)	(68,816)	(73,865)	(11,030)	(137,118)	(142,681)	(21,302)
Plus: Share-based compensation	25,489	22,144	23,105	3,450	74,360	45,249	6,755
Plus: Certain non-operational expenses	—	5,803	—	—	—	5,803	866

Adjusted net loss	(49,104)	(40,869)	(50,760)	(7,580)	(62,758)	(91,629)	(13,681)

Net loss attributable to ordinary shareholders	(74,396)	(68,661)	(73,553)	(10,983)	(136,560)	(142,214)	(21,232)
Plus: Share-based compensation	25,489	22,144	23,105	3,450	74,360	45,249	6,755
Plus: Certain non-operational expenses	—	5,803	—	—	—	5,803	866

Adjusted net loss attributable to ordinary shareholders	(48,907)	(40,714)	(50,448)	(7,533)	(62,200)	(91,162)	(13,611)

Adjusted basic and diluted net loss per ordinary share	(0.44)	(0.36)	(0.44)	(0.07)	(0.56)	(0.80)	(0.12)
Adjusted basic and diluted net loss per ADS	(0.88)	(0.72)	(0.88)	(0.14)	(1.12)	(1.60)	(0.24)